Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of DECEMBER 2021	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Announces Resignation of Its Chief Financial Officer

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--December 23, 2021--Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”) announced today the resignation of its Chief Financial Officer, Mr. Vittorio Notarpietro, to pursue other opportunities outside the Global Furniture Industry. The effective date of Mr. Notarpietro’s resignation, which is still under determination, is expected to occur within the second half of January 2022.

The Company has already commenced an active search for a new Chief Financial Officer and is committed to find a profile that can continue to support the Group’s retail and brand transformation currently ongoing.

The Company and Mr. Notarpietro have agreed that Mr. Notarpietro will continue to act as the Company’s Chief Financial Officer until the effective date of his resignation in order to ensure an orderly transition. The Company will provide details of the interim organizational structure of its accounting and finance department to be effective immediately upon the effective date of Mr. Notarpietro’s resignation once such date has been determined and is disclosed.

The Company thanks Mr. Notarpietro for his invaluable service and contributions over 20 years of employment with the Company and wishes him all the best in his future endeavors.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 616 mono-brand stores and 567 galleries as of September 30, 2021, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	DECEMBER 23, 2021	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi